2/8/06 SS
AB 4/27/06

06001848

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 31 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39814
~~8-801-56248~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2004 (MM/DD/YY) AND ENDING 10/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KELMOORE INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2471 E. BAYSHORE ROAD, SUITE 501
(No. and Street)

PALO ALTO, CA 94303
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHAWN K. YOUNG-CFO 650 354 8170 EXT 3004

NORMAN H. MOORE, JR. - EVP COMPLIANCE 650 354 8170 EXT 3044 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

333 MARKET STREET, SAN FRANCISO, CA 94105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10/06

OATH OR AFFIRMATION

I, Norman H. Moore, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KELMOORE INVESTMENT COMPANY, INC, as of OCTOBER 31, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Secretary of the Corporation
Title

[signature] please see attached
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }
County of Santa Clara } ss.

On January 27, 2006, before me, Karen Southorn, Notary Public,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Norman H. Moore, Jr.,
Name(s) of Signer(s)

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

KAREN SOUTHORN
Commission # 1620577
Notary Public - California
Santa Clara County
My Comm. Expires Nov 11, 2009

WITNESS my hand and official seal.

Place Notary Seal Above

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ______ Number of Pages: 2

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: Norman H. Moore, Jr.

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☒ Other: Secretary of the Corporation

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

PRICEWATERHOUSECOOPERS

Kelmoore Investment Company, Inc.

Financial Statements
For the Years Ended
October 31, 2005, 2004 and 2003

Kelmoore Investment Company, Inc.
Table of Contents
October 31, 2005, 2004 and 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Stockholders and Board of Directors of
Kelmoore Investment Company, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Kelmoore Investment Company, Inc. (the "Company") at October 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 26, 2006

Kelmoore Investment Company, Inc.
Balance Sheets
October 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 4,249,293	$ 7,090,348
Accounts receivable		
Broker, dealers, and clearing organizations	572,223	694,525
Due from employees	403,847	376,598
Prepaid expenses	186,836	221,039
Other assets	80,028	111,268
Investments		
Available for sale	126,834	120,434
Other	35,500	35,500
Furniture, equipment and leasehold improvements	257,355	358,447
Deposits	86,482	88,334
Deferred tax asset, net	-	199,983
Total assets	$ 5,998,398	$ 9,296,476
Liabilities and stockholders' equity		
Liabilities		
Accounts payable		
Brokers, dealers and clearing organizations	$ 346,512	$ 540,830
Vendors and other	406,561	627,682
Accrued payroll and other expenses	2,932,351	760,755
Income taxes payable	-	87,972
Sub-lease deposit	2,882	2,882
Total liabilities	3,688,306	2,020,121
Commitments and contingencies (Notes 12 and 15)		
Stockholders' equity		
Series A preferred stock - no par value - authorized: 60,000,000 9,316,292 issued and outstanding in 2005, liquidation preference of $2,329,073	2,755,659	-
Common stock - no par value - authorized: 120,000,000 37,102,838 and 46,419,130 shares issued; and 36,952,838 and 46,419,130 shares outstanding, 2005 and 2004, respectively	6,192,717	8,948,376
Treasury stock, at cost (150,000 shares) in 2005	(150,000)	-
Deferred stock-based compensation	(103,749)	(21,979)
Accumulated other comprehensive loss	(117,141)	(123,541)
Accumulated deficit	(6,267,394)	(1,526,501)
Total stockholders' equity	2,310,092	7,276,355
Total liabilities and stockholders' equity	$ 5,998,398	$ 9,296,476

The accompanying notes are an integral part of these financial statements.

Kelmoore Investment Company, Inc.
Statements of Operations and Other Comprehensive Income
Years Ended October 31, 2005, 2004 and 2003

	2005	2004	2003
Revenue			
Commissions	$ 9,338,910	$14,512,175	$12,765,977
Management advisory income	5,003,425	4,858,404	2,621,376
Interest and dividends	126,662	96,800	19,585
Realized trading losses	-	(101,661)	-
Unrealized trading gains	-	104,851	3,770
Other income	-	3,395,765	-
Total revenue	14,468,997	22,866,334	15,410,708
Interest expense	-	3,723	24,934
Revenue, net of interest expense	14,468,997	22,862,611	15,385,774
Expenses			
Compensation and benefits	7,807,088	8,615,240	6,214,886
Commissions	1,288,623	1,244,243	925,059
Advertising	1,375,524	1,615,940	1,239,269
Occupancy and related	1,377,484	1,421,360	1,382,496
Travel and lodging	631,485	727,501	474,057
Clearing charges	689,954	1,324,870	1,102,726
Professional fees	966,350	1,294,384	622,628
Auto expenses	342,942	440,292	532,090
Insurance	977,318	791,495	661,712
Meals and entertainment	347,472	536,029	319,800
Regulatory expenses	2,457,424	218,329	193,978
Depreciation	159,931	213,153	275,369
Postage and shipping	95,568	116,970	71,913
Mutual fund expenses	163,639	133,143	395,629
Other	329,105	151,248	195,167
Total expenses	19,009,907	18,844,197	14,606,779
Gains/(losses) before income taxes	(4,540,910)	4,018,414	778,995
Income tax benefit/(expense)	(199,983)	(470,297)	(121,945)
Net gains (losses) after taxes	$ (4,740,893)	$ 3,548,117	$ 657,050
Net other comprehensive income/(loss)	$ 6,400	$ (276)	$ 30,160
Tax effect	(2,740)	118	(12,921)
Other comprehensive income/(loss)	$ 3,660	$ (158)	$ 17,239

The accompanying notes are an integral part of these financial statements.

Kelmoore Investment Company, Inc.
Statements of Changes in Stockholders' Equity
Years Ended October 31, 2005, 2004 and 2003

Furniture and fixtures	Common Stock Shares	Preferred Stock Shares	Treasury Stock Shares	Common Stock Amount	Preferred Stock Amount	Treasury Stock Amount	Deferred Stock-based Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance, October 31, 2002	46,419,130	-	-	$ 8,948,376	$ -	$ -	$ (100,677)	$ (153,425)	$ (5,731,668)	$ 2,962,606
Deferred stock-based compensation, net of amortization	-	-	-	-	-	-	45,729	-	-	45,729
Change in unrealized gains on available for sale securities	-	-	-	-	-	-	-	30,160	-	30,160
Net gain	-	-	-	-	-	-	-	-	657,050	657,050
Balance, October 31, 2003	46,419,130	-	-	8,948,376	-	-	(54,948)	(123,265)	(5,074,618)	3,695,545
Deferred stock-based compensation, net of amortization	-	-	-	-	-	-	32,969	-	-	32,969
Realized gains (losses) on available for sale securities	-	-	-	-	-	-	-	(31,323)	-	(31,323)
Change in unrealized gains on available for sale securities	-	-	-	-	-	-	-	31,047	-	31,047
Net gain	-	-	-	-	-	-	-	-	3,548,117	3,548,117
Balance, October 31, 2004	46,419,130	-	-	8,948,376	-	-	(21,979)	(123,541)	(1,526,501)	7,276,355
Acquisition of treasury stock	(150,000)	-	150,000	-	-	(150,000)	-	-	-	(150,000)
Common stock exchanged for preferred stock	(9,316,292)	-	-	(2,755,659)	-	-	-	-	-	(2,755,659)
Preferred stock issued in exchange for common stock	-	9,316,292	-	-	2,755,659	-	-	-	-	2,755,659
Deferred stock-based compensation, net of amortization	-	-	-	-	-	-	(81,770)	-	-	(81,770)
Change in unrealized gains on available for sale securities	-	-	-	-	-	-	-	6,400	-	6,400
Net loss	-	-	-	-	-	-	-	-	(4,740,893)	(4,740,893)
Balance, October 31, 2005	36,952,838	9,316,292	150,000	$ 6,192,717	$ 2,755,659	$ (150,000)	$ (103,749)	$ (117,141)	$ (6,267,394)	$ 2,310,092

The accompanying notes are an integral part of these financial statements.

Kelmoore Investment Company, Inc.
Statements of Cash Flows
Years Ended October 31, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities			
Furniture and fixtures	$(4,740,893)	$ 3,548,117	$ 657,050
Adjustments to reconcile net gain (loss) to net cash provided by (used in) operating activities			
Depreciation	159,931	213,153	275,369
Stock-based compensation	(81,770)	32,969	45,729
Net realized loss on sale of trading securities	-	101,661	-
Net unrealized gain on sale of trading securities	-	(104,851)	(3,770)
Proceeds from sale of trading securities	-	19,320	-
Net change in			
Broker, dealers, and clearing organizations	122,302	(178,406)	972,213
Due from employees	(177,249)	13,005	(79,438)
Prepaid expenses	34,203	(54,945)	(57,054)
Deposits	1,852	18,723	(3,200)
Income tax payable	(87,972)	(33,973)	121,945
Deferred tax asset, net	199,983	(199,983)	-
Other assets	31,240	(57,912)	(102,580)
Accounts payable	(415,439)	106,611	301,773
Accrued payroll and other expenses	2,171,596	57,219	277,529
Total adjustments	1,958,677	(67,409)	1,748,516
Net cash used in operating activities	(2,782,216)	3,480,708	2,405,566
Cash flows from investing activities			
Purchase of fixed assets	(58,839)	(110,250)	(11,465)
Other investments written-off	-	-	18,000
Proceeds from sale of available for sale securities	-	70,404	-
Net cash (used in) investing activities	(58,839)	(39,846)	6,535
Cash flows from financing activities			
Principal payments on capital leases	-	(72,828)	(150,359)
Net cash used in financing activities	-	(72,828)	(150,359)
Net increase/(decrease) in cash and cash equivalents	(2,841,055)	3,368,034	2,261,742
Cash and cash equivalents, beginning of year	7,090,348	3,722,314	1,460,572
Cash and cash equivalents, end of year	$ 4,249,293	$ 7,090,348	$ 3,722,314
Supplemental disclosures of cash flow information			
Interest paid	$ -	$ 3,723	$ 24,934
Income taxes paid	348,360	704,253	-
Non-cash transaction			
Acquisition of treasury stock in exchange for receivable due from officer and shareholder	150,000	-	-

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Kelmoore Investment Company, Inc. (the "Company") was incorporated on November 1, 1978 under the laws of the State of California. It is a licensed NASD broker/dealer in 50 states with one office in Palo Alto, California. In addition to servicing its own accounts, the Company also works with other broker/dealers and their clients to provide covered written brokerage services known as the Kelmoore Strategy™. The Kelmoore Strategy™ combines the purchase of high quality stocks with the concurrent sale of covered options against these stocks.

The Company has also sponsored mutual funds. The mutual funds are comprised of Kelmoore Strategic Trust (the "Trust") and Kelmoore Strategy Variable Trust (the "Variable Trust") (collectively the "Mutual Funds"). The Trust currently operates three funds, the Kelmoore Strategy Fund, Kelmoore Strategy Eagle Fund and Kelmoore Strategy Liberty Fund. The Variable Trust currently operates two funds, the Variable Strategy Fund, and Variable Eagle Fund. (Note 16) The Company derives approximately 54% of its revenue by executing security transactions on behalf of the Mutual Funds for which it serves as an investment advisor. Contracts between the Company and the Mutual Funds are reviewed and approved on an annual basis by independent members of the Trusts.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting. Certain amounts have been reclassified to conform to 2005 financial statement presentation. The following is a summary of the significant accounting policies followed by the Company:

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation limit.

Investments
The Company accounts for investments under Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. SFAS No. 115 requires the classification of investments in debt and equity securities with readily determined fair values as "held-to-maturity," "available-for-sale," or "trading." The Company's investments comprise affiliated mutual funds and nonpublicly traded equity securities. Unrealized gains or losses on trading investments are included in current period earnings. The remaining investments are classified as available for sale. Unrealized gains or losses on these investments are included as a separate component of accumulated other comprehensive income (loss). Securities purchased are recorded on a trade date basis.

Revenue Recognition
Management advisory income comprises fees from investment management, primarily from managing the Mutual Funds. Commissions primarily include fees from brokerage services provided to Kelmoore's managed accounts and mutual funds. All of these fees are generally recognized over the period that the related service is provided. In addition, the Company is the investment advisor for the Mutual Funds and receives a fee calculated as a percentage of assets under management. The Company is also a shareholder in the Mutual Funds.

Management fees earned by the Company are based on the assets under management and the fee schedule for each account. Since management fees are based on assets under management, significant changes in the value of these assets in the near term will have an impact on the fees earned by the Company in future periods.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, equipment, and computer hardware and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the remaining term of the lease. Improvements are capitalized and maintenance and repairs are charged to expense as incurred.

Payable to Clearing Broker
The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to such transactions. The Company has indemnified the clearing broker for any losses as a result of a customers' nonperformance.

Fair Value of Financial Instruments
The financial instruments of the Company are recorded in the Balance Sheets at market values which approximate fair value as defined by Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Values of Financial Instruments*. The fair value of all other financial assets and liabilities (consisting primarily of cash, accounts receivables, prepayments, accounts payable and payroll and other expenses) are considered to approximate their recorded value as they are short-term in nature or are subject to frequent repricing.

Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities (Note 7).

Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under the currently enacted tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in deferred tax assets and liabilities.

Allowance for Doubtful Accounts
The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided.

Comprehensive Income

The Company adopts the provisions of Financial Accounting Standards ("FAS 130"), *Reporting Comprehensive Income*. FAS 130 establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income for the Company includes net income and realized and unrealized gains and losses on available-for-sale securities, presented in the accompanying balance sheets.

Accounting for Stock-Based Compensation

The Company's stock option plan (Note 11) authorizes the granting of options to employees to acquire the Company's common stock. The Company accounts for stock-based compensation arrangements in accordance with Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* and complies with the disclosure provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's common stock and the exercise price of the stock or option award. The Company amortizes deferred stock-based compensation recorded in connection with certain stock option grants over the vesting period of the related options. If a stock option is not exercised (or awarded stock is returned to the Company) because an employee fails to fulfill an obligation, the estimate of stock-based compensation expense recorded in previous periods is adjusted by decreasing compensation expense in the period of forfeiture.

In accordance with SFAS No. 123, the fair value of employee stock option grants has been estimated on the date of grant using the minimum value model. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Utilizing the minimum value model, the weighted average fair value of employee stock options granted during 2005, 2004 and 2003 was $0.33, $0.28 and $0.28, respectively.

The following assumptions were used in determining the fair value of options granted and warrants issued:

	2005	2004	2003
Weighted average risk-free interest rates	3.51%	3.00%	3.03%
Expected lives	4 years	4 years	4 years
Expected dividend yield	-	-	-
Volatility	-	-	-

Had compensation cost for the stock option plan been determined based on fair value at the grant date consistent with the method prescribed by SFAS No. 123, the Company's net gain (loss) would have been increased to the pro forma amounts below:

	2005	2004	2003
Net profit (loss), as reported	$(4,740,893)	$ 3,548,117	$ 657,050
Add: Total stock-based compensation expense (recovery) included in reported net gain (loss)	(81,770)	32,969	45,729
Less: Total stock-based employee compensation expense determined under the fair value based method for all options, net of related tax effects	(140,301)	(313,720)	(369,820)
Pro forma net gain (loss)	$(4,962,964)	$ 3,267,366	$ 332,959

Recent Accounting Pronouncements

On December 16, 2004, the FASB issued SFAS No. 123R (revised 2004), *Share-based Payment* ("SFAS 123R") which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock issued to Employees*, ("APB 25") and generally requires that such transactions be accounted for using a fair value-based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive their compensation. SFAS 123R also amends SFAS No. 95, *Statement of Cash Flows*, requiring the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as currently required. SFAS 123R is effective for interim and annual reporting periods beginning after June 15, 2005.

3. Other Income

Other income earned in 2004 is comprised of amounts received as a result of a favorable outcome in legal proceedings in which the Company was involved.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At October 31, 2005, the Company had net capital of $1,241,019 which was $995,132 in excess of its required net capital of $245,887. The Company's net capital ratio was 2.97 to 1.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at October 31, 2005 and 2004 consisted of the following:

	2005	2004
Computers and equipment	$ 845,736	$ 789,755
Furniture and fixtures	559,373	556,515
Tenant improvements	217,197	217,197
	1,622,306	1,563,467
Less: accumulated depreciation	(1,364,951)	(1,205,020)
Net property, equipment and leasehold improvements	$ 257,355	$ 358,447

The depreciation charged to operations for the years ended October 31, 2005, 2004 and 2003 was $159,931, $213,153 and $275,369, respectively.

6. Investment in Equity Securities

Investments on October 31, 2005 are classified as follows:

	Cost	Accumulated Unrealized Losses	Fair Value
Reported as available for sale			
Kelmoore Strategy	$ 70,915	$ (34,644)	$ 36,271
Kelmoore Eagle Fund	39,568	(27,255)	12,313
Kelmoore Variable Funds	100,000	(23,377)	76,623
Kelmoore Liberty Fund	2,170	(543)	1,627
	212,653	(85,819)	126,834
Reported as other	35,500	-	35,500
Total investments	$ 248,153	$ (85,819)	$ 162,334

Investments on October 31, 2004 are classified as follows:

	Cost	Accumulated Unrealized Losses	Fair Value
Reported as available for sale			
Kelmoore Strategy	$ 70,915	$ (35,828)	$ 35,087
Kelmoore Eagle Fund	39,568	(27,566)	12,002
Kelmoore Variable Funds	100,000	(28,256)	71,744
Kelmoore Liberty Fund	2,170	(569)	1,601
	212,653	(92,219)	120,434
Reported as other	35,500	-	35,500
Total investments	$ 248,153	$ (92,219)	$ 155,934

7. **Income Taxes**

At October 31, 2005 and 2004 the differences resulting in the deferred tax asset included (a) accumulated depreciation calculated for federal tax purposes which differed from that calculated for financial statement purposes, (b) expense accruals which are deductible in future tax years, and (c) state net operating loss carry forwards. Federal net operating loss carry forwards of $2,604,572 at October 31, 2003 were utilized to reduce the Company's tax expense in 2004. State net operating loss carry forwards consisted of $4,033,664 and $2,227,126 at October 31, 2005 and 2004, respectively, which may be carried forward for periods ranging from up to 5 years. The utilization of State net operating carry forwards against net taxable income was suspended by the tax authorities for the years ended October 31, 2005 and 2004. This resulted in a current State tax expense of $0 and $364,639, respectively, for the years ended October 31, 2005 and 2004. At October 31, 2005 and 2004, a valuation allowance has been provided against the related deferred tax assets.

The components of net tax expense/(benefit) reflected in the statement of operations are set forth below:

	Years Ended October 31,		
	2005	2004	2003
Furniture and fixtures			
Federal	$ -	$ 305,640	$ -
State and local	-	364,639	121,945
Total current expense/(benefit)	-	670,279	121,945
Deferred taxes			
Federal	(1,671,233)	994,871	310,851
State and local	(365,069)	23,602	(21,597)
Total deferred expense/(benefit)	(2,036,302)	1,018,473	289,254
Valuation allowance	2,236,285	(1,218,455)	(289,254)
Total income tax expense	$ 199,983	$ 470,297	$ 121,945

Significant components of the Company's deferred tax assets and liabilities are set forth below:

	2005			2004		
	Federal	**State**	**Total**	**Federal**	**State**	**Total**
Furniture and fixtures						
Deferred tax/assets (liabilities)						
Depreciation	$ 34,260	$ 8,908	$ 43,168	$ 32,838	$ 8,538	$ 41,376
Tax losses	985,394	381,684	1,367,078	-	196,878	196,878
State tax	152,097	-	152,097	159,575	-	159,575
Provision for fund inquiry	748,000	194,480	942,480	-	-	-
Other	30,345	7,890	38,235	86,450	22,476	108,926
Gross deferred tax assets	1,950,096	592,962	2,543,058	278,863	227,892	506,755
Valuation allowance	(1,950,096)	(592,962)	(2,543,058)	(78,880)	(227,892)	(306,772)
Net deferred tax asset	$ -	$ -	$ -	$ 199,983	$ -	$ 199,983

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate is set forth below:

	2005	**2004**	**2003**
US federal statutory income tax/(benefit) rate	(34) %	34 %	34 %
Furniture and fixtures			
State and local taxes, net of US income tax effects	(5)	7	9
Permanent differences	1	2	10
Change in valuation allowance	46	-	-
Utilization of net operating loss carried forward	-	(30)	(37)
Other	(4)	(1)	-
Effective income tax rate	4 %	12 %	16 %

8. Accrued Payroll and Other Expenses

Included in accrued payroll and other expenses for the years ended October 31, 2005 and 2004 are accrued payroll, payroll taxes, vacation expense, 401k payable, and other accrued expenses. In 2005, management recorded $2,200,000, as related to a contingent liability for a matter with the Mutual Funds (Note 15).

9. 401(k) Savings Plan

The Company maintains a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer up to 20% of their salary, subject to the Internal Revenue Service limits. Under the terms of the plan, the Company may elect to contribute up to 7.5% of the employees' qualified compensation. The Company elected not to make a contribution in 2005. For the years ended October 31, 2004 and 2003 the employer contributions were $61,512 and $5,195, respectively.

10. Preferred Stock Issuance

In March 2005, the Board of Directors and stockholders of the Company approved the creation of a second class of stock, Series A Preferred. The proposal offered current stockholders the opportunity to exchange their common stock of the Company ("Common Stock") for an equal number of stock of Series A Preferred Stock ("Preferred Stock"). Preferred Stock allows stockholders who are not interested in the decisions of the Company to obtain more rights as an investor, including priority in dividends and other distributions in exchange for a portion of voting rights. At October 31, 2005, nearly 200 stockholders accepted the offer for the Preferred Stock, leaving approximately 300 holders of Common Stock. As a result of the exchange, additional paid in capital of $2,755,659 was allocated between the Common Stock and the Preferred Stock based upon the additional paid in capital that was recorded when the exchanged shares of Common Stock were originally issued by the Company.

Preferred Stock differs from Common Stock in that the Preferred Stock has superior dividend and liquidation preferences and 50% reduced voting power. The holders of Preferred Stock shall be entitled to receive dividends at the rate of $0.02 per share per annum if the Company's earnings, after the provision for federal and state income tax, from ordinary, continuing business operations as determined under generally accepted accounting principles ("GAAP") and on a fully diluted basis are greater than $0.30 per share. Such dividends shall be payable and in preference to payment of any dividend on Common Stock of the Company. If the Company's earnings, as calculated above, and on a fully diluted basis are greater than $0.40 per share, then the holders of Common Stock shall be entitled to receive dividends at the rate of $0.02 per share per annum. The holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership thereof, a liquidation preference of $2,329,073, which is equal to $0.25 per share. Preferred Stock will automatically convert into an equal amount of Common Stock (subject to certain adjustment for stock splits and combinations) immediately upon an initial public offering of the Company's securities. A holder of Preferred Stock may voluntarily convert into Common Stock at any time on a one-to-one basis (subject to certain adjustments for stock splits and combinations) provided such holder converts all Preferred Stock, subject to the approval of the Board in its sole discretion that the conversion by additional holders of Preferred Stock will not increase the number of holders of Common Stock to 500 or more.

11. Stock Options Plan

On August 3, 1999, the Company established The 1999 Kelmoore Investment Company, Inc. Stock Option Plan, (the "Plan") and reserved 6,000,000 shares for issuance under the Plan. The Company increased the authorized shares under the Plan to 10,000,000 shares in April 2000. The Plan provides for the granting of options to buy shares of common stock intended either to qualify as incentive stock options under the Internal Revenue Code or nonqualified stock options.

Non-qualified options are granted at 85% to 100% of the stated value of the Company's common stock as determined by the Board of Directors. Qualified options are granted similarly at the stated value of the Company's stock as determined by the Board of Directors. For each of the three years ended October 31, 2005, the Board of Directors have established a stated value of $2.50 per share for the Company's common stock. The option price under the Plan is the fair value of the shares or 110% of such fair value in the case of a 10% stockholder, on the date of grant. Under the Plan,

options generally vest over four years, 25% one year after grant, and 2.08% each subsequent month. These options are exercisable for a period of no more than ten years from the date of grant.

Following is a summary of stock option activity for each of the three years ended October 31, 2005:

	Qualified Options	Non-Qualified Options	Total Options	Weighted-Average Exercise Price per Share
Outstanding at October 31, 2002	5,324,000	2,400,000	7,724,000	1.128
Granted	475,000	75,000	550,000	2.500
Cancelled	794,000	-	794,000	1.915
Outstanding at October 31, 2003	5,005,000	2,475,000	7,480,000	1.181
Granted	1,000,000	150,000	1,150,000	2.500
Cancelled	355,000	400,000	755,000	0.978
Outstanding at October 31, 2004	5,650,000	2,225,000	7,875,000	1.393
Granted	275,000	-	275,000	2.500
Cancelled	575,000	50,000	625,000	1.920
Outstanding at October 31, 2005	5,350,000	2,175,000	7,525,000	1.356

The weighted average exercise price and fair value at October 31, 2005 were as follows:

	2005				
	Options Outstanding			Options Exercisable	
Range of Exercise prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$0.319 to $0.425	2,620,000	4.751	0.372	3,938,303	0.365
$0.5	1,300,000	5.318	0.500	1,521,713	0.500
$1.5	180,000	5.823	1.500	187,966	1.500
$2.125-$2.5	3,425,000	7.845	2.491	1,787,394	2.486
	7,525,000	6.283	1.356	7,435,376	0.931

In connection with certain stock option grants during 2005, 2004 and 2003, the Company has recognized unearned compensation that is being amortized over the vesting periods of the related options. Stock-based compensation recognized during the year ended October 31, 2005, 2004 and 2003 totaled $4,688, $32,969 and $45,729, respectively. In addition, in the year ended October 31, 2005, the Company decreased compensation expense by $86,458, resulting from the cancellation of options, that were expensed in prior periods.

12. Commitments

The Company leases office space located in Embarcadero Corporate Center in Palo Alto, California under non-cancelable operating leases expiring through March 31, 2006. In addition, the Company has leased several vehicles, which are guaranteed by the majority shareholder. The remaining terms on these leases range from one to three years.

Future minimum lease payments required under operating leases are as follows:

2006	$ 561,457
2007	78,286
2008	36,857
Total minimum lease payments	$ 676,600

Rent expense under operating leases for the years ended October 31, 2005, 2004 and 2003 amounted to $989,032, $967,891 and $956,258, respectively.

13. Related Party Transactions

The Company's related parties include substantially all employees because they are also shareholders. In addition, the Company's transactions with its affiliated Mutual Funds are related party transactions. The following balances and transactions with related parties are listed below and included in the accounts of the Company.

Due from Employees
Notes receivable balances in the amount of $177,249 and $3,658 were repaid during the year ended October 31, 2005 and 2004, respectively. These loans carry interest at prime rate and repayment terms vary by employee.

Affiliated Mutual Funds
The Company also provides investment advisory and administrative services of its affiliated Mutual Funds for which it earned management fees totaling $4,983,425 and $4,830,404 and $2,604,709, respectively, for the years ended October 31, 2005, 2004 and 2003. Management fees included in receivables for the years ended October 31, 2005 and 2004 total $354,205 and $442,743, respectively.

Treasury Stock
During the year, the Company entered into a transaction with an officer/shareholder of the Company, whereby the Company re-purchased 150,000 shares for $150,000. In lieu of cash, the Company forgave an amount owing by the officer/shareholder.

14. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

The securities owned are on deposit with the clearing broker and together with the cash held by the clearing broker, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing broker.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker, as well as with other brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to market risk. The risk of default depends on the creditworthiness of the issuer of the instrument. The Company seeks to control credit risk by following an established credit approval process and monitoring credit limits.

15. Contingencies

Mutual Fund Inquiry

Subsequent to an inspection and examination at the Company, in March 2005, staff of the Securities and Exchange Commission's ("SEC") Office of Compliance Inspections and Examinations sent a letter to the Kelmoore Trusts requesting that the Trustees take certain corrective actions including the possible refund of certain commissions paid to the Company. The SEC's Enforcement Division commenced an informal enforcement investigation later that month by requesting that the Trusts produce documents and that various officers and employees of the Company and Fund Trustees provide voluntary testimony. The Company and the Trusts are cooperating with the SEC's informal investigation. The Trustees have advised the Company that they intend to assert a claim of $1.75 million plus interest of $158,000, representing a portion of the brokerage commissions paid to the Company by the Trusts during the period July 1, 2003 through December 31, 2004. Management has accrued $2.2 million in connection with this claim and its estimated costs. Management is unable to determine any amount that might arise from any further actions that may be taken by the SEC, shareholders of the Funds or other regulators or stockholders in either the Funds or the Company, so no additional amount has been accrued at October 31, 2005.

In January 2005, prior to the receipt of the SEC letter, the Company substantially lowered its commission rates for all options trades performed on behalf of the Trusts, as a response to changes in the markets. In November 2005, in response to SEC rule changes, the Company restructured its business model. All discretionary functions would be performed by the Company acting in its capacity as investment advisor and so that any brokerage services rendered on behalf of the Mutual Funds by the Company acting in its capacity as broker-dealer would be for non-discretionary execution functions. The Company further reduced its broker commission rates for options trades made on behalf of the Mutual Funds. These changes have resulted in a substantial decrease in the Company's revenues and have necessitated severe cost cutting measures internally at the Company.

Other Matters

In the normal course of business, the Company is also subject to pending and threatened legal action and proceedings. Management has reviewed all pending and threatened actions with counsel and believes that the outcome of such actions or proceedings is not expected to have a material effect on the financial position or results of operations of the Company.

16. Subsequent Event

Further to a decision made by the Board of Trustees of the Variable Trust in August 2005, the operations of the Variable Trust was terminated on December 27, 2005.

Supplementary Information

Kelmoore Investment Company, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of October 31, 2005

Supplementary Schedule I

Computation of net capital		
Stockholder's equity (from Balance Sheets)		$ 2,310,092
Non-allowable assets		(1,014,548)
Net capital before haircut on securities position		1,295,544
Haircut on securities		(54,525)
Net capital		$ 1,241,019
Aggregate indebtedness		$ 3,688,306
Computation of net capital requirement		
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 245,887
Minimum dollar net capital requirement	(B)	$ 100,000
Net capital requirement (greater of (A) or (B))		$ 245,887
Excess net capital (net capital, less net capital requirement)		$ 995,132
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 872,188
Ratio: Aggregate indebtedness to net capital		2.97:1

There are no material differences between the amounts presented above and the amounts as reported on the Company's unaudited Focus Report as of October 31, 2005, as amended on January 25, 2006.

Kelmoore Investment Company, Inc.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of October 31, 2005 Supplementary Schedule II

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company has complied with the exemptive provisions of SEC Rule 15-c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants on Internal Control
Required By SEC Rule 17a-5

To the Stockholders and Board of Directors
Kelmoore Investment Company, Inc.
Palo Alto, California

In planning and performing our audit of the financial statements and supplemental schedules of Kelmoore Investment Company, Inc. (the "Company") for the year ended October 31, 2005, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

PRICEWATERHOUSECOOPERS

of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 26, 2006